Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months
	Ended
	September 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	$(13,986)	$(479,424)	$(353,136)	$(95,186)	$(84,202)	$(31,758)
Plus: fixed charges	1,251	54,807	47,829	51,187	52,403	49,351

Earnings available for fixed charges	$(12,735)	$(424,617)	$(305,307)	$(43,999)	$(31,799)	$17,593

Fixed Charges:
Interest expense	$1,251	$54,807	$47,829	$51,187	$52,403	$49,351

Total fixed charges	$1,251	$54,807	$47,829	$51,187	$52,403	$49,351

Ratio of Earnings to Fixed Charges	(a )	(b )	(c )	(d )	(e )	(f )

	$(13,986)	$(479,424)	$(353,136)	$(95,186)	$(84,202)	$(31,758)

(a)	Earnings for the nine months ended September 30, 2016 were inadequate to cover fixed charges. The coverage deficiency was $14.0 million.
(b)	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was $479.4 million.
(c)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $353.1 million.
(d)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $95.2 million.
(e)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $84.2 million.
(f)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million